Exhibit 99.1

NEWS RELEASE

New Gold Announces Record Gold Production and Cash Flow for Fourth Quarter and Year Ended 2009

(All figures are in U.S. dollars unless otherwise indicated)

March 4, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX: NGD) today announces financial and operational results for the fourth quarter and year ended 2009. The company had its best operational year, exceeding gold production guidance at lower than forecasted total cash costs(1) resulting in record cash flow for New Gold. New Gold is also pleased to re-iterate its guidance for 2010 with forecast gold production expected to increase further to between 330,000 and 360,000 ounces at total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

Fourth Quarter and Full Year 2009 Highlights

Results presented below are for the period of ownership for the Mesquite (June 1, 2009) and Cerro San Pedro mines (June 30, 2008).

▪	Highest quarterly gold production for the company in the fourth quarter with an increase of 41% to 111,672 ounces from 78,950 ounces in the same period in 2008

▪	Total cash cost(1) in the fourth quarter decreased 17% to $472 per ounce sold, net of by-product sales, from $567 per ounce sold in the same period in 2008

▪	Cash flow from operations of $54.4 million in the fourth quarter 2009 versus $17.3 million in the same period in 2008

▪	Gold production in 2009 increased 29% to 301,773 ounces from 233,103 ounces in 2008

▪	Total cash cost(1) in 2009 decreased 18% to $465 per ounce sold, net of by-product sales, from $566 per ounce sold in 2008

▪	Cash flow from operations of $79.0 million for 2009 versus $23.1 million in the prior year

▪	2009 year-end cash balance of $271.5 million, including $9.2 million of restricted cash, versus $182.0 million in 2008

▪
Additional net cash of $70.1 million received after year end from sale of asset backed notes ($47.3 million) and payment from Goldcorp ($50.0 million) less Mesquite term loan pre-payment ($27.2 million)

“2009 was an exceptional year for New Gold on so many levels,” stated Randall Oliphant, Executive Chairman. “Our operational performance beat guidance on both production and costs, leading to record cash flow for our company. Combining this cash flow with the cash received from our corporate development initiatives has significantly enhanced the company’s financial flexibility and positions us extremely well as we look for opportunities to continue  growing our business.”

Fourth Quarter and Full Year 2009 Consolidated Financial Results

Consolidated revenue for the fourth quarter of 2009 was $131.8 million for a total of $323.8 million for the full year, compared to $36.7 million and $143.1 million for the same periods in 2008. Revenues increased in 2009 as a result of additional gold sales from the Mesquite mine after the business combination with Western Goldfields Inc. as well as higher average realized gold prices in 2009.

Earnings from mine operations for the fourth quarter of 2009 were $39.7 million for a total of $88.6 million for the full year compared to a loss from mine operations of $14.6 million and earnings from mine operations of $21.4 million for the same periods in 2008. The increase in earnings from mine operations in 2009 was driven by increased gold sales, higher average realized gold prices and lower total cash cost(1) during the year.

The net loss in the fourth quarter and full year 2009 was $7.7 million or $0.02 per share and $194.3 million or $0.64 per share, respectively. This compares to net income in the fourth quarter and a net loss for the full year 2008 of $41.1 million or $0.19 per share and $102.7 million or $0.69 per share, respectively. The full year 2009 net loss included a pre-tax $192.1 million goodwill impairment charge and a pre-tax $52.7 million foreign exchange translation loss while the full year 2008 net loss included a loss from discontinued operations (Amapari) of $173.6 million and a pre-tax $68.8 million foreign exchange translation gain.

Cash flow from operations for the fourth quarter of 2009 was $54.4 million for a total of $79.0 million for the full year, both over three times the $17.3 million and $23.1 million in cash flow from operations for the same periods in 2008. The cash flow generated was the highest in New Gold’s history and was underpinned by the company’s strong operating performance during the year.

New Gold’s cash balance at the end of the year was $271.5 million, including $9.2 million of restricted cash, representing a significant increase over the year-end 2008 cash balance of $182.0 million. In addition, subsequent to year end, the company received $97.3 million in cash from the sale of asset backed notes ($47.3 million) and on completion of its transaction with Goldcorp related to the El Morro asset ($50.0 million). New Gold’s debt balance at the end of 2009 was $237.5 million. The total debt balance was reduced by $27.2 million after the year end as the Mesquite term loan facility was fully re-paid leaving the company with $210.3 million in debt, the majority of which is due in 2017.

2009 Operational Review

All three of New Gold’s operating mines had excellent gold production results with Cerro San Pedro and Peak Mines also producing silver and copper, respectively, above guidance. As anticipated, the Mesquite mine achieved its highest quarterly production since the mine was brought back into production in January 2008 with 61,245 ounces of gold produced during the fourth quarter. Across its operations, New Gold’s total cash cost(1) for 2009 was $465 per ounce of gold sold, net of by-product sales, below the guidance range of $470 to $490 per ounce of gold sold and considerably below the $566 per ounce of gold sold in 2008.

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Fourth quarter and full year results for 2009 are presented in the table below, for the period of ownership for the Mesquite (June 1, 2009) and Cerro San Pedro (June 30, 2008) mines.

	Q4-2008	Q4-2009	Full Year 2008	Full Year 2009
Production
Mesquite Gold oz	-	61,245	-	99,298
Cerro San Pedro
Gold oz	21,231	25,781	45,618	95,502
Silver oz	290,520	312,848	572,575	1,496,958
Peak Mines
Gold oz	27,618	24,646	100,493	93,247
Copper m lbs	2.5	3.9	8.2	15.6
Amapari Gold oz	30,101	-	86,992	13,726
Total Production
Gold oz	78,950	111,672	233,103	301,773
Copper m lbs	2.5	3.9	8.2	15.6
Silver oz	290,520	312,848	572,575	1,496,958
Gold sales oz	78,194	106,475	237,590	292,407
Total cash cost/oz	$567	$472	$566	$465

Historical results presented below include gold production, sales and total cash cost(1) for the full year of 2009 and 2008, and include periods prior to the acquisition of the Mesquite (June 1, 2009) and Cerro San Pedro Mines (June 30, 2008).

Mesquite Mine

Gold production in the fourth quarter at Mesquite increased by 116% to 61,245 ounces from 28,378 ounces produced in the fourth quarter 2008, resulting in 2009 full year production of 150,002 ounces versus 108,325 ounces in the prior year. Gold sales were 55,861 ounces in the fourth quarter and 143,509 ounces in full year 2009 compared to 30,625 and 110,880 ounces in the same periods of 2008. Both the fourth quarter and full year 2009 production and sales benefitted from higher tonnes placed on the leach pad and increased recoveries from secondary leaching.

Total cash cost(1) per ounce of gold sold for the fourth quarter of 2009 was $551 compared to $519 in the fourth quarter of 2008 and $596 per ounce of gold sold for full year 2009 compared to $508 in 2008. The total cash cost(1) increase is mainly attributable to increased diesel consumption from higher tonnes moved, increased usage of cyanide and lime to improve gold recoveries, use of a contractor to accelerate stripping and certain non-recurring maintenance costs.

As part of New Gold’s 2009 update to mineral reserves and resources, Mesquite’s proven and probable mineral reserves increased by 0.5 million ounces when compared to the end of 2008. These additional reserves should allow the team at Mesquite to extend the mine life and/or increase annual throughput going forward.

Further, during 2010, New Gold plans to evaluate various treatment alternatives for the sulphide resource that currently lies directly beneath the pits being mined at Mesquite. The deeper sulphide resource is not currently part of the mine plan due to the lower recovery rates achieved on sulphides via heap leaching. However, if a processing methodology can be established to bring the recoveries up and thus make the deeper sulphides economic this could, not only potentially increase the mineral reserves base, but New Gold also believes there may be potential to explore for additional sulphide resources as previous operators of the Mesquite mine largely stopped drilling when sulphides were reached below the base of the oxide mineralization. New Gold will provide further updates on this evaluation during the year.

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Gold production for 2010 is forecast to be 145,000 to 155,000 ounces at a total cash cost(1) of $540 to $560 per ounce sold. Capital expenditures at Mesquite are forecast to be $14.6 million in 2010.

Cerro San Pedro Mine

Gold production in the fourth quarter at Cerro San Pedro increased by 21% to 25,781 ounces from 21,231 ounces produced in the fourth quarter of 2008, resulting in 2009 full year production of 95,502 ounces versus 84,561 ounces in the prior year. Gold sales were 24,455 ounces in the fourth quarter and 93,312 ounces in full year 2009 compared to 21,180 and 85,362 ounces in the same periods of 2008. The increase in gold production and sales was due to increased tonnes of ore mined and further improved leach pad recoveries, partially offset by lower gold grades.

Silver production increased in the fourth quarter to 312,848 ounces from 290,520 ounces in the fourth quarter of 2008, resulting in full year production of 1.5 million ounces compared to 1.1 million ounces in 2008. The increase in silver production is attributed to higher tonnes of ore mined and increased silver recoveries.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the fourth quarter of 2009 was $436 compared to $487 in the fourth quarter of 2008, and $407 per ounce of gold sold, net of by-product sales, for full year 2009 compared to $399 in 2008. The decrease in total cash cost(1) in the fourth quarter is due to the temporary shutdown of mining operations during the quarter and increased silver by-product credits from both higher silver production and higher realized silver prices.

During 2009, through the drilling of 29 core holes extending from the bottom of the Cerro San Pedro open pit, the company established a 3.5 million ounce inferred sulphide gold resource with an additional 76 million ounces of silver as well as lead and zinc. New Gold was very pleased with this initial resource and intends to further evaluate the results with a view to completing preliminary metallurgical testing, evaluating potential economics and completing additional drilling during 2010.

In respect of the opposition to mining operations at Cerro San Pedro, New Gold continues to work diligently with local and federal governmental groups in an effort to establish a long term solution that allows the company to continuously operate the Cerro San Pedro mine and thus provide ongoing economic benefits to the local people and community. New Gold's management believes the Cerro San Pedro Mine has been operating in full compliance with required permits and government authorizations.

Throughout the temporary suspensions, New Gold has been permitted to continue the leaching process and is producing gold and silver. Further, as the Cerro San Pedro Mine uses equipment leased from a large construction contractor, the Company should be able to increase the mining rate once current legal challenges are addressed.

The gold production forecast for 2010 remains 95,000 to 105,000 ounces at a total cash cost(1) of $390 to $410 per ounce sold, net of by-product sales. Capital expenditures at Cerro San Pedro are forecast to be $10.8 million in 2010.

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Peak Mines

Gold production in the fourth quarter at Peak was 24,646 ounces versus 27,618 ounces produced in the fourth quarter of 2008, resulting in 2009 full year production of 93,247 ounces versus 100,493 ounces in the prior year. Gold sales were 26,159 ounces in the fourth quarter and 87,812 ounces in full year 2009 compared to 28,815 and 102,928 ounces in the same periods of 2008. The decrease in gold production and sales was primarily due to a lower average realized gold grade when compared to 2008.

Copper production increased in the fourth quarter to 3.9 million pounds from 2.5 million pounds in the fourth quarter of 2008, resulting in full year production of 15.6 million pounds compared to 8.2 million pounds in 2008. The increase in copper production year-over-year was attributable to mining of higher grade copper zones during the year.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the fourth quarter of 2009 was $339 compared to $624 in the fourth quarter of 2008 and $334 per ounce of gold sold, net of by-product sales, for full year 2009 compared to $477 in 2008. The decrease in total cash cost(1) is a result of increased copper sales from increased volumes.

During 2009, Peak Mines once again successfully replaced the mineral reserves that it mined during the year. Peak has a long history of such reserve replacement having started operations in 1992 with approximately one million ounces of total resources. Over its life, Peak has mined over two million ounces and today still has 0.8 million ounces of measured and indicated resources with an additional 0.4 million ounces of inferred resources. Through additional underground and surface drilling in 2010, the company plans to continue this history of reserve replacement.

Gold production for 2010 is forecast to be 90,000 to 100,000 ounces at a total cash cost(1) of $360 to $380 per ounce sold, net of by-product sales. Capital expenditures at Peak Mines are forecast to be $31.9 million in 2010.

New Afton Project

New Gold's primary development project continued on schedule during the fourth quarter and is expected to commence production in the second half of 2012. The project will be an underground mine and concentrator which is expected to produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper.

During the fourth quarter of 2009, the New Afton underground development crews achieved their highest quarterly advance for the year, completing 634 metres compared to 453 metres during the third quarter of 2009. For full year 2009, 1,708 metres of underground development were completed. Project spending for the fourth quarter was $26.1 million, including $5.0 million of capitalized interest, resulting in full-year 2009 capital spending of $76.1 million, including $21.1 million of capitalized interest.

As New Gold’s financial position has significantly improved, the company has decided to move forward approximately $50 million of surface construction related capital into 2010 that was previously budgeted for 2011 and 2012. This will not impact the overall capital spend on the project, but will help de-risk both the overall capital cost and timeline to production as it helps spread out surface development activities over the next two and a half years. In conjunction with re-commencing some of this surface construction, New Afton will continue to focus on underground development in 2010 with projected capital expenditures for the year totalling $119.9 million, including capitalized interest.

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El Morro Project

As announced on February 16, 2010, a New Gold subsidiary closed the acquisition of Xstrata's 70% interest in the El Morro project in Chile held by Xstrata Copper Chile S.A, a wholly-owned subsidiary of Xstrata Plc. The acquisition resulted from the exercise of a right of first refusal held by a New Gold subsidiary, as originally announced on January 7, 2010.

New Gold also announced the subsequent completion of the transactions under the Acquisition Funding Agreement with Goldcorp Inc. ("Goldcorp"), which resulted in a Goldcorp subsidiary holding the 70% interest in El Morro and New Gold indirectly retaining a 30% interest. Through the subsequent transaction with Goldcorp, New Gold received $50 million and the terms of the El Morro Shareholders Agreement were amended.

Transaction highlights for New Gold:

▪	$50 million received

▪	Goldcorp to fund 100% of New Gold's share of the development and construction capital for the project

▪	Lower interest rate on funding advance by Goldcorp - U.S. seven-year Treasury Rate plus 187 basis points (approx 4.99% as at February 16, 2010)

▪	Penalty payment if construction does not commence within 60 days of receipt of required permits and approvals ($1.5 million per month up to a maximum of 24 months)

▪	Continued participation in world-class project

On January 13, 2010, Barrick Gold Corporation (“Barrick”) commenced legal proceedings to attempt to challenge New Gold's exercise of its right of first refusal to acquire Xstrata's interest in the El Morro project.

New Gold believes that the claim is without merit. New Gold intends to respond to this action using all available legal avenues.

Amapari – Pending Sale

As announced on January 27, 2010, New Gold signed an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari mine and other related assets, to Beadell Resources Ltd. ("Beadell") (ASX-BDR) for $63 million. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.

Proceeds to New Gold of $46 million in cash and $17 million in Beadell shares are contingent on the successful completion of an A$75 million equity offering by Beadell and related shareholder approvals.

The transaction is expected to close in March 2010.

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Key Financial Information

At December 31, 2009, New Gold had $271.5 million of cash, including $9.2 million in restricted cash. The consolidated debt position of the company was $237.5 million which includes $169.0 million of 10% senior secured notes (C$187.0 million), $37.6 million of 5% convertible debentures (face value of C$55.0 million), $27.2 million of the Mesquite project term loan and $3.7 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price. The $27.2 million of Mesquite project term loan was repaid in February 2010, leaving the company with $210.3 million in debt.

Subsequent to the year end, New Gold received $47.3 million in cash proceeds from the sale of asset backed notes in January 2010 and $50.0 million upon closing of the Goldcorp transaction related to the El Morro asset. In February 2010, the company also pre-paid the total outstanding balance of $27.2 million related to the Mesquite project term loan. After adjusting for these items, when comparing New Gold’s financial position to year-end 2008, the company has approximately doubled its cash position and lowered the overall debt outstanding. Importantly, New Gold now does not have any debt due until 2014, well after New Afton is in production and generating cash flow.

New Gold’s cash balance, combined with the future cash flow generation of the company and the long-term nature of the majority of the debt, leaves the company in an excellent financial position.

2010 Guidance

As New Gold looks forward to 2010, the company expects to realize an increase in gold production primarily resulting from a full year of production from Mesquite. The company also expects increased production of silver and copper, helping to further reduce costs when compared to 2009.

Mine	Actual 2009 Gold Production (oz.)	Forecast 2010 Gold Production (oz.)	Actual 2009 Total Cash Cost(1)	Forecast 2010 Total Cash Cost(1)
Mesquite	99,298	145,000-155,000	$596	$540-$560
Cerro San Pedro	95,502	95,000-105,000	$405	$390-$410
Peak Mines	93,247	90,000-100,000	$335	$360-$380
Amapari	13,726	--	$696	--
Total	301,773	330,000-360,000	$462	$445-$465
Note: Cerro San Pedro and Peak Mines total cash cost(1) are net of by-product sales. Amapari was put on Care and Maintenance on January 2, 2009. 2009 Mesquite production represents partial year from June 1, 2009 forward.

Assumptions used in the 2010 forecast include silver and copper prices of $15.00 per ounce and $2.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.11, $1.18 and $13.00 to the U.S. dollar, respectively.

Conference Call-in and Webcast

New Gold will hold a conference call and webcast on Friday, March 5th at 8:00 a.m. Eastern Standard Time to discuss the 2009 fourth quarter and year-end results. Anyone may join the call by dialling toll-free 1-866-696-5910 or 1-416-340-2217 to access the call from outside Canada or the U.S. (Passcode 1356226). You can listen to a recorded playback of the call after the event until April 16, 2010 by dialling 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. (Passcode 5620573).

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A live and archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 330,000 and 360,000 ounces of gold in 2010, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America. For further information on the company, please visit www.newgold.com.

Mark Petersen, qualified person under NI43-101 and employee of the company, has reviewed the technical information contained in this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward-looking”. All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law;  the uncertainties inherent to current and future legal challenges the company is or may become a party to, including  the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc.; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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(1) TOTAL CASH COSTS
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the audited annual financial statements.

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New Gold Inc.

Consolidated Statements of Operations
Three and twelve month periods ended December 31

(Expressed in thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Three months ended December 31		Twelve months ended December 31	
	2009	2008	2009	2008
	$	$	$	$
Revenues	131,765	36,737	323,780	143,083
Operating expenses	(67,369)	(44,171)	(176,491)	(103,130)
Depreciation and depletion	(24,714)	(7,168)	(58,668)	(18,551)
Earnings from mine operations	39,682	(14,602)	88,621	21,402
Corporate administration	(9,390)	(7,400)	(24,689)	(22,446)
Business combination transaction costs	-	-	(6,583)	-
Exploration	(1,317)	(888)	(6,412)	(4,026)
Goodwill impairment charge	(2,465)	-	(192,099)	-
Loss from operations	26,510	(22,890)	(141,162)	(5,070)
Other income (expense)				
Realized and unrealized gain on gold contracts	905	-	8,161	-
Realized and unrealized gain on fuel contracts	-	-	797	-
Realized and unrealized loss on investments	(14,636)	-	351	-
Interest and other income	1,363	288	4,896	5,374
Gain on redemption of long-term debt	-	-	14,236	-
Interest and finance fees	(761)	(431)	(3,140)	(1,507)
Gain (loss) on foreign exchange	(11,181)	53,971	(52,667)	68,819
Earnings (loss) before taxes	2,200	30,938	(168,528)	67,616
Income and mining taxes	(4,495)	8,473	(14,906)	3,268
Net earnings (loss) from continuing operations	(2,295)	39,411	(183,434)	70,884
Loss from discontinued operations, net of taxes	(5,355)	1,724	(10,882)	(173,563)
Net earnings (loss)	(7,650)	41,135	(194,316)	(102,679)
Earnings (loss) per share from continuing operations				
Basic	(0.01)	0.18	(0.60)	0.48
Diluted	(0.01)	0.18	(0.60)	0.48
Earnings (loss) per share from discontinued operations, net of taxes				
Basic	(0.01)	0.01	(0.04)	(1.17)
Diluted	(0.01)	0.01	(0.04)	(1.17)
Earnings (loss) per share				
Basic	(0.02)	0.19	(0.64)	(0.69)
Diluted	(0.02)	0.19	(0.64)	(0.69)
Weighted average number of shares outstanding (in thousands)				
Basic	388,512	212,836	306,288	148,126
Diluted	388,512	212,848	306,228	148,616
(i) Stock option expense (a non-cash item included in corporate administration)	(1,775)	(1,327)	(6,621)	(7,039)

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New Gold Inc.

Consolidated Statements of Cash Flows
Three and twelve month periods ended December 31
(Expressed in thousands of U.S. dollars) (unaudited)

	Three months ended December 31		Twelve months ended December 31	
	2009	2008	2009	2008
	$	$	$	$
Operating activities				
Net Earnings (Loss)	(7,650)	41,135	(194,316)	(102,679)
Earnings (loss) from discontinued operations	5,355	(1,724)	10,882	173,563
Items not involving cash				
Goodwill impairment charge	2,465	-	192,099	-
Unrealized and realized gain on gold contracts	(3,051)	-	(12,389)	-
Unrealized loss (gain) on fuel contracts	156	-	(523)	-
Unrealized foreign exchange loss (gain)	9,696	(55,609)	46,057	(66,677)
Depreciation and depletion	25,266	7,273	59,473	18,866
Stock option expense	1,775	1,327	6,621	7,039
Future income and mining taxes	(1,230)	(542)	(1,441)	(9,741)
Gain on redemption of long-term debt	-	-	(14,236)	-
Other	(2,657)	(288)	-	1,129
Loss on investments	14,967	-	351	-
Change in non-cash working capital	9,264	25,754	(13,597)	1,573
Cash provided by continuing operations	54,356	17,326	78,981	23,073
Cash provided by (used in) discontinued operations	(406)	2,410	5,576	1,612
Investing activities				
Mining interests	(35,169)	(62,175)	(111,522)	(126,791)
Reclamation deposits	(1,547)	(1,225)	(1,547)	(1,225)
Cash acquired in business combination and asset acquisition	-	3,523	20,735	137,718
Receipt of accrued interest on investments	(1,701)	-	3,015	-
Proceeds from settlement of investments	29,347	-	36,636	32,440
Cash provided by (used in) continuing operations	(9,070)	(59,877)	(52,683)	42,142
Cash provided by (used in) discontinued operations	649	(969)	(1,405)	(7,077)
Financing activities				
Common shares issued	3,033	1,144	107,015	2,991
Repayment of long-term debt	(33,565)	-	(66,981)	(10,000)
Cash provided by (used in) continuing operations	(30,532)	1,144	40,034	(7,009)
Cash provided by (used in) discontinued operations	-	(1,500)	(7,000)	7,000
Effect of exchange rate changes on cash and cash equivalents	4,985	(23,997)	13,980	(23,997)
Increase (decrease) in cash and cash equivalents	19,982	(65,463)	77,483	35,744
Cash and cash equivalents, beginning of period	243,169	251,131	185,668	149,924
Cash and cash equivalents, end of period	263,151	185,668	263,151	185,668
Comprised of				
Cash and cash equivalents of continuing operations	262,325	182,013	262,325	182,013
Cash and cash equivalents of discontinued operations	826	3,655	826	3,655
	263,151	185,668	263,151	185,668
Cash and cash equivalents are comprised of				
Cash	84,961	21,398	84,961	21,398
Short-term money market instruments	178,190	164,270	178,190	164,270
	263,151	185,668	263,151	185,668

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com

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